BAKER BOTTS L.L.P.                              ONE SHELL PLAZA       AUSTIN
                                                910 LOUISIANA         BAKU
                                                HOUSTON, TEXAS        DALLAS
                                                77002-4995            DUBAI
                                                713.229.1234          HONG KONG
                                                FAX 713.229.1522      HOUSTON
                                                                      LONDON
                                                                      MOSCOW
                                                                      NEW YORK
                                                                      RIYADH
                                                                      WASHINGTON


July 8, 2005

001166.1319                                      Dora B. Tognarelli
                                                 713.229.1433
Securities and Exchange Commission               FAX 713.229.2733
100 F Street, NE                                 dora.tognarelli@bakerbotts.com
Washington, DC 20549
Attention:  Filing Desk

         Re:  Memorandum in Response to Staff Comments

Ladies and Gentlemen:

          On behalf of CenterPoint Energy, Inc. (the "Company"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, a memorandum and attachments setting forth the Company's responses to the comments of the staff of the Securities and Exchange Commission in its comment letter dated June 30, 2005.

         Please contact Gerald M. Spedale (713.229.1734), James H. Mayor (713.229.1749) or the undersigned (713.229.1433) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed. In addition, please send copies of all written correspondence with the Company directly to Mr. Gerald M. Spedale, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002 (fax number: 713.229.7734), with a copy to Steven R. Loeshelle, counsel to the dealer manager, at Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019 (fax number: 212.259.6161).


                                        Very truly yours,



                                        BAKER BOTTS L.L.P.


                                        By:  /s/ Dora B. Tognarelli
                                           ------------------------------------
                                        Dora B. Tognarelli


cc:  Mr. Rufus S. Scott
     CenterPoint Energy, Inc.

     Mr. Gerald M. Spedale
     Ms. Margo S. Scholin
     Mr. James H. Mayor
     Baker Botts L.L.P.

     Mr. Steven R. Loeshelle
     Dewey Ballantine LLP

                            CENTERPOINT ENERGY, INC.

                    MEMORANDUM IN RESPONSE TO STAFF COMMENTS

              Amendment No. 2 to Registration Statement on Form S-4
                          (Registration No. 333-123182)
                               Filed June 22, 2005


                  This memorandum sets forth the responses of CenterPoint Energy, Inc. (the Company) to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated June 30, 2005 (the Comment Letter) relating to the Company's Registration Statement (No. 333-123182) on Form S-4 (the Registration Statement) that was originally filed on March 8, 2005, Amendment No. 1 to the Registration Statement (Amendment No. 1) that was filed on May 26, 2005, Amendment No. 2 to the Registration Statement (Amendment No. 2) that was filed on June 22, 2005, CenterPoint Energy Houston Electric, LLC's Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-03187) and CenterPoint Energy Resources Corp.'s Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-13265). For your convenience, we have repeated the comment of the Staff as given in the Comment Letter, and set forth below such comment is the response of the Company.

CENTERPOINT ENERGY HOUSTON, LLC - FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

     1. Please refer to our comment 6 in our letter dated June 9, 2005. Provide to us the calculations supporting the $226 million income recognition related to the debt component of the true-up balance. In this regard, your historical financial statements appear to support a lower debt-to-equity ratio than what was actually recorded. We may have further comment.

     RESPONSE: Attached as Exhibit A are actual interest calculations by month for total interest at a rate of 11.075% and at the debt rates of 7.59%, 7.18%, and 6.05% for 2002, 2003, and 2004, respectively. The debt rates are derived from the Earnings Monitoring Report, which is filed annually with the Public Utility Commission of Texas. This report reflects only the transmission and distribution operations of CenterPoint Energy Houston Electric, LLC ("CEHE"), excluding (i) the operations of the Transition Bond Company, a wholly-owned subsidiary of CEHE, and (ii) for periods prior to January 1, 2004, the effects of the True-Up Proceeding. Attached as
     Exhibit B is a schedule showing the capital structure and the weighted average cost of debt for 2002, 2003, and 2004 used in this calculation.

                                                                       EXHIBIT A


                       CENTERPOINT ENERGY HOUSTON ELECTRIC
                        TOTAL EARNED INTEREST CALCULATION
                                  DECEMBER 2004

                                                                                                                       RATE/MONTH
                                                                                                      2002             0.008791374
                                                                         Interest Rate @ 11.075%      2003             0.008791374
                                                                                                      2004             0.008791374

                            --------------------------------------------------------------------------------------------------------
                                 PRINCIPAL                                     INTEREST
                            ------------------------------------------------------------------------------------          Total
                                                    (P&I) * rate         Order on Rehearing                           Principal &
                                 Cumulative            Month                  Adjustments          Cumulative           Interest
                            --------------------------------------------------------------------------------------------------------
DECEMBER 2001                    707,270,358                                                                0          707,270,358
JANUARY 2002                     728,737,718          6,217,878               (6,217,878)                   0          728,737,718
FEBRUARY                         782,028,140          6,406,606               (6,080,157)             326,449          782,354,589
MARCH                            836,006,506          6,877,972               (6,222,204)             982,217          836,988,723
APRIL                            894,605,924          7,358,281               (6,370,299)           1,970,200          896,576,124
MAY                              933,633,155          7,882,136               (6,559,019)           3,293,317          936,926,472
JUNE                             998,610,172          8,236,871               (6,575,673)           4,954,516        1,003,564,688
JULY                           1,047,956,770          8,822,713               (6,820,461)           6,956,768        1,054,913,538
AUGUST                         1,105,474,784          9,274,140               (6,927,836)           9,303,071        1,114,777,856
SEPTEMBER                      1,161,500,756          9,800,429               (7,107,049)          11,996,451        1,173,497,207
OCTOBER                        1,205,933,651         10,316,653               (7,273,146)          15,039,959        1,220,973,610
NOVEMBER                       1,245,487,277         10,734,036               (7,337,323)          18,436,673        1,263,923,949
DECEMBER                       1,302,997,583         11,111,629               (7,358,604)          22,189,697        1,325,187,280
JANUARY 2003                   1,354,966,621         11,650,217               (4,592,000)          29,247,914        1,384,214,536
FEBRUARY                       1,393,156,467         12,169,148               (4,592,000)          36,825,063        1,429,981,530
MARCH                          1,439,200,395         12,571,503               (4,592,000)          44,804,566        1,484,004,960
APRIL                          1,481,521,765         13,046,443               (4,592,000)          53,259,009        1,534,780,773
MAY                            1,522,187,245         13,492,832               (4,592,000)          62,159,841        1,584,347,086
JUNE                           1,574,129,437         13,928,588               (4,592,000)          71,496,429        1,645,625,866
JULY                           1,620,425,087         14,467,313               (4,592,000)          81,371,742        1,701,796,830
AUGUST                         1,670,765,104         14,961,133               (4,592,000)          91,740,876        1,762,505,979
SEPTEMBER                      1,724,141,178         15,494,850               (4,592,000)         102,643,725        1,826,784,903
OCTOBER                        1,769,189,840         16,059,950               (4,592,000)         114,111,675        1,883,301,516
NOVEMBER                       1,811,647,847         16,556,809               (4,592,000)         126,076,484        1,937,724,331
DECEMBER                       1,861,498,062         17,035,260               (4,592,000)         138,519,744        2,000,017,806
JANUARY 2004                   1,881,255,337         17,582,905                                   156,102,649        2,037,357,987
FEBRUARY                       1,902,977,024         17,911,177                                   174,013,826        2,076,990,851
MARCH                          1,921,762,810         18,259,604                                   192,273,430        2,114,036,240
APRIL                          1,942,679,927         18,585,284                                   210,858,714        2,153,538,641
MAY                            1,964,052,892         18,932,564                                   229,791,279        2,193,844,170
JUNE                           1,984,087,128         19,286,905                                   249,078,184        2,233,165,312
JULY                           2,007,379,260         19,632,592                                   268,710,776        2,276,090,036
AUGUST                         2,031,463,869         20,009,960                                   288,720,736        2,320,184,604
SEPTEMBER                      2,130,350,809         20,397,611                                   309,118,347        2,439,469,157
OCTOBER                        2,151,597,550         21,446,287                                   330,564,634        2,482,162,183
NOVEMBER                       2,169,962,414         21,821,617                                   352,386,251        2,522,348,665
DECEMBER 1 - 17, 2004          2,178,467,782         12,160,435                                   364,546,686        2,543,014,468
DECEMBER 18 - 31, 2004         2,083,833,692         10,014,476                                   374,561,162        2,458,394,854

                       CENTERPOINT ENERGY HOUSTON ELECTRIC
                     DEBT COMPONENT OF INTEREST CALCULATION
                                 DECEMBER 2004

                                                                                                                  RATE/MONTH
                                                                                  7.59%                  2002     0.006114113
                                                               Interest Rate @    7.18%                  2003     0.005796230
                                                                                  6.05%                  2004     0.004906939

                                ----------------------------------------------------------------------------------------------------
                                  PRINCIPAL & INTEREST                                    INTEREST
                                ----------------------------------------------------------------------------------------------------
                                                              (P&I) * rate               Order on Rehearing
                                        Cumulative               Month                       Adjustments           Cumulative
                                ----------------------------------------------------------------------------------------------------
DECEMBER 2001                           707,270,358                                                                         0
JANUARY 2002                            728,737,718             4,324,331                    (4,099,502)              224,829
FEBRUARY                                782,354,589             4,455,584                    (4,008,701)              671,713
MARCH                                   836,988,723             4,783,404                    (4,102,353)            1,352,763
APRIL                                   896,576,124             5,117,443                    (4,199,994)            2,270,213
MAY                                     936,926,472             5,481,767                    (4,324,419)            3,427,562
JUNE                                  1,003,564,688             5,728,474                    (4,335,399)            4,820,637
JULY                                  1,054,913,538             6,135,908                    (4,496,790)            6,459,755
AUGUST                                1,114,777,856             6,449,860                    (4,567,583)            8,342,032
SEPTEMBER                             1,173,497,207             6,815,877                    (4,685,740)           10,472,170
OCTOBER                               1,220,973,610             7,174,894                    (4,795,249)           12,851,815
NOVEMBER                              1,263,923,949             7,465,170                    (4,837,561)           15,479,425
DECEMBER                              1,325,187,280             7,727,773                    (4,851,592)           18,355,606
JANUARY 2003                          1,384,214,536             7,681,090                    (3,027,546)           23,009,150
FEBRUARY                              1,429,981,530             8,023,226                    (3,027,546)           28,004,831
MARCH                                 1,484,004,960             8,288,502                    (3,027,546)           33,265,787
APRIL                                 1,534,780,773             8,601,634                    (3,027,546)           38,839,875
MAY                                   1,584,347,086             8,895,942                    (3,027,546)           44,708,272
JUNE                                  1,645,625,866             9,183,240                    (3,027,546)           50,863,966
JULY                                  1,701,796,830             9,538,426                    (3,027,546)           57,374,846
AUGUST                                1,762,505,979             9,864,006                    (3,027,546)           64,211,306
SEPTEMBER                             1,826,784,903            10,215,890                    (3,027,546)           71,399,651
OCTOBER                               1,883,301,516            10,588,466                    (3,027,546)           78,960,570
NOVEMBER                              1,937,724,331            10,916,049                    (3,027,546)           86,849,074
DECEMBER                              2,000,017,806            11,231,496                    (3,027,546)           95,053,024
JANUARY 2004                          2,037,357,987             9,813,965                                         104,866,989
FEBRUARY                              2,076,990,851             9,997,191                                         114,864,180
MARCH                                 2,114,036,240            10,191,667                                         125,055,847
APRIL                                 2,153,538,641            10,373,447                                         135,429,294
MAY                                   2,193,844,170            10,567,282                                         145,996,576
JUNE                                  2,233,165,312            10,765,059                                         156,761,636
JULY                                  2,276,090,036            10,958,006                                         167,719,641
AUGUST                                2,320,184,604            11,168,635                                         178,888,276
SEPTEMBER                             2,439,469,157            11,385,004                                         190,273,280
OCTOBER                               2,482,162,183            11,970,326                                         202,243,606
NOVEMBER                              2,522,348,665            12,179,818                                         214,423,424
DECEMBER 1 - 17, 2004                 2,543,014,468             6,787,393                                         221,210,817
DECEMBER 18 - 31, 2004                2,458,394,854             5,589,618                                         226,800,435
                                                                                                                  -----------
Interest calculated at 11.075% rate in total                                                                      374,561,162
                                                                                                                  -----------
Equity component of interest income to be recorded over recovery period                                           147,760,727
                                                                                                                  ===========


NOTES AND ASSUMPTIONS:
Order on Rehearing adjustments were assumed to apply to the debt component ratably.

The Debt component is the WACD from the EMR filed annually. 2004 is estimated. Interest follows method used in the final order docket 29526.
Interest is calculated based on the prior month's ending balance.

                                                                       EXHIBIT B


                       CENTERPOINT ENERGY HOUSTON ELECTRIC
            WEIGHTED AVERAGE COST OF CAPITAL APPROVED IN DOCKET 29526
                                 TRUE UP BALANCE

                                                                                 UCOS
                                                                               Weighted              PUC
                                              Capital                          Average            Approved
                                             Structure          Cost             Cost               Rate
                                         ------------------------------------------------------------------------
UCOS 2002

  Long-term Debt                                  60%           6.92%           4.15%              4.152%

  Equity                                          40%          11.25%           4.50%              6.923%
                                         -------------------              ---------------------------------------

  Total                                          100%                           8.65%             11.075%

ACTUAL 2002 (EMR SCHEDULE V)

  Long-term Debt                               71.39%          10.63%           7.59%

  Equity                                       28.61%          11.25%           3.22%
                                         -------------------              -------------------

  Total                                       100.00%                          10.81%

ACTUAL 2003 (EMR SCHEDULE V)

  Long-term Debt                               69.32%          10.36%           7.18%

  Equity                                       30.68%          11.25%           3.45%
                                         -------------------              -------------------

  Total                                       100.00%                          10.63%

ESTIMATED 2004 (EMR SCHEDULE V)*

  Long-term Debt                               61.42%           9.85%           6.05%

  Equity                                       38.58%          11.25%           4.34%
                                         -------------------              -------------------

  Total                                       100.00%                          10.39%


* The EMR had not been finalized at the time the calculation was made.